June 15, 2007

By EDGAR Transmission and by Courier

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3720

Re:	Telecom Communications, Inc.
Form 10-QSB for Fiscal Quarter Ended June 30, 2006 File No. 333-62236 Filed: August 21, 2006

Form 10-KSB for Fiscal Year Ended September 30, 2006 Filed: February 5, 2006

On behalf of Telecom Communications, Inc. (“Telecom” or the “Company”), we hereby submit Telecom’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as discussed in the conference call held on May 31, 2007, regarding the above referenced Forms 10-QSB and 10-KSB.

1. Recalculation of the Acquisition Cost of Subaye.com, included in Property, Plant and Equipment

Pursuant to the issues raised by the Staff during the May 31, 2007 conference call, the Company has prepared the following changes to the Form 10-QSB for the fiscal quarter ended June 30, 2006 and the Form 10-KSB for the fiscal quarter ended February 5, 2006. The proposed changes are to (i) the valuation of the common & preferred stock of HRDQ issued and (ii) the elimination of negative goodwill and will be incorporated in the amended filings upon completion of review by the Staff.

Re: Form 10-QSB for Fiscal Quarter Ended June 30, 2006

The journal entries for the adjustment to the issuance price of HRDQ and the elimination of the negative goodwill are provided by the Company below.

		As Previous Reported June 30, 2006	Restatement Adjustment June 30, 2006	As Restated June 30, 2006

(1)	HRDQ issued a $1,000,000 note, payable to Alpha for Subaye.com	$1,000,000		$1,000,000

(2)	HRDQ issued 2,024,192 shares at $0.52 to TCOM (Alpha) which is a VIE and it remained $0.52 as the issuance price	1,060,000		1,060,000

(3)	HRDQ issued 798,747 shares of common stock at $0.52 to CDN which is being adjusted to $1.96 per share for accounting calculation	415,348	1,150,196	1,565,544

(4)	HRDQ issued 500,000 common stock at $2.20 to Top rider to raise funds to pay CDN which is being adjusted to $1.96 per share for accounting calculation	1,100,000	(120,000)	980,000

(5)	HRDQ issued 200,000 shares of preferred stock at $3.30 per share to Top rider to raise funds to pay CDN which is being adjusted to $3.90 per share for accounting calculation (1 preferred stock can exchange for 2 common stock)	660,000	120,000	780,000

(6)	Accounts payable owed to CDN	190,800		190,800
		$4,426,148	$1,150,196	$5,576,344
	Less: Elimination of the negative goodwill to the amount of the web site	(a) (720,436)	(b) 720,436	-

	Subaye.com - cost of website	$3,705,712	$1,870,632	$5,576,344

	Add: other website	500,000		500,000

	The total amount of web site recorded in property plant and equipment in footnote no. 3	$4,205,712		$6,076,344

The Company reported to us that the negative goodwill is being eliminated because the acquisition of Subaye.com was a transaction between entities under common control.

Re: Form 10-KSB for Fiscal Year Ended September 30, 2006

		As Previous Reported September 30, 2006	Restatement Adjustment September 30, 2006	As Restated September 30, 2006

(1)	HRDQ issued USD 1,000,000 note payable to Alpha for the website	$1,000,000		$1,000,000

(2)	HRDQ issued 2,024,192 shares at $0.52 to TCOM (Alpha) which is VIE and it remained $0.52 as the issuance price	1,060,000		1,060,000

(3)	HRDQ issued 798,747 common stock at $1.96 to CDN	1,565,544		1,565,544

(4)	HRDQ issued 500,000 common stock at $1.96 to Top rider to raise funds to pay CDN	980,000		980,000

(5)	HRDQ issued 200,000 preferred stock at $3.92 to Top rider to raise funds to pay CDN (1 preferred stock can exchange for 2 common stock)	780,000		780,000

(6)	Accounts payable owed to CDN	190,800		190,800
		$5,576,344		$5,576,344
	Less: Elimination of the negative goodwill to the amount of the web site	(c) (889,816)	(d) $889,816	-

	Subaye.com - cost of website	4,686,528		$5,576,344

	Add: other web site	333,332		333,332

	The total costs of website recorded in property plant and equipment in footnote no. 10	5,019,860		5,909,676

According to Telecom, the credit amount of (c) $889,816 was incorrectly classified as negative goodwill and incorrectly charged against the cost of the acquisition of Subaye.com on the Form 10-KSB of September 30, 2006, since the transaction was between entities under common control.

2. Recalculation of Minority Interests

Re: Form 10-QSB for Fiscal Quarter Ended June 30, 2006

According to Telecom, the recalculation of the website cost and the elimination of negative good will described in Section 1 above results in a recalculation of the Minority Interest as described below. In the Form 10-QSB/A for fiscal quarter ended June 30, 2006, the Minority Interest will be the actual capital contribution by the minority stockholders to HRDQ and the actual capital contribution by the 200,000 Series A Convertible Preferred stock outstanding in HRDQ.

Minority Interest shown at consolidated balance sheet comprise of:	As Previous Reported June 30, 2006	Restatement Adjustment June 30, 2006	As Restated June 30, 2006

(1) MI of common stocks	$885,594	1,670,535		(e) $ 2,556,129

(2) MI of preferred stocks	214,391	565,609		780,000

(3) Loss of HRDQ shared by minority shareholders	--		(f)	--

Total	$1,099,985			$3,336,129

(e) the actual capital contribution by the minority stockholders to HRDQ comprises of:

Name of shareholders	No of shares hold by shareholders	Share Price	Total Amount Contributed By Shareholders
Common stock
Founder	440,880	0.02	$8,818
CDN	798,747	(*) 1.96	1,567,311
Top Rider	500,000	1.96	980,000
	(**) 1,739,627		$2,556,129

(f) there is no profit or loss shared by the minority interest for the fiscal quarter ended June 30, 2006.

(*) to 2 decimal places

(**) M.I. represented 1,739,627/3,763,819 = 46% equity interest of HRDQ that is not owned by the Company and is shown as “Minority interests in consolidated statements.”

Re: Form 10-KSB for Fiscal Year Ended September 30, 2006

Similarly, according to the Company, in the Form 10-KSB/A for fiscal year ended September 30, 2006, the Minority Interest will be the actual capital contribution by the minority stockholders to HRDQ and the actual capital contribution by the 200,000 Series A Convertible Preferred stock outstanding in HRDQ and the share of loss/profit of HRDQ.

Minority Interest shown at consolidated balance sheet comprise of:	As Previous Reported September 30, 2006	Restatement Adjustment September 30, 2006	As Restated September 30, 2006

(1) MI of common stocks	$1,666,313	$889,816	$2,556,129

(2) MI of preferred stocks	780,000		780,000

(3) Loss of HRDQ shared by minority shareholders	(74,821)		(74,821)

Total	$2,371,492		3,261,308

3. Restated Consolidated Balance Sheets as of June 30, 2006

	As Previously Reported June 30, 2006	Restatement Adjustment June 30, 2006		As Restated June 30, 2006
Current Assets:
Cash	$852,405	$		$852,405
Accounts receivable - related company	480,000			480,000
- others, less allowance for bad debts of $355,650	2,968,213			2,968,213
Due from related companies	238,443			238,443
Deferred stock-based compensation-current portion	3,272,059		(g) (3,272,059	-
Payment in advance	3,597,853			3,597,853
Prepaid expenses	279,251			279,251
Other current assets	458,118			458,118

Total Current Assets	12,146,342			8,874,283

Software acquisition cost	3,000,000			3,000,000
Property, plant and equipment, net	6,725,852		(h) 1,870,632	8,596,484
Deferred stock-based compensation-non-current portion	865,833		(g) (865,833	-
Intangible assets - Goodwill	-		(h) 368,719	368,719

Total Assets	$22,738,027	$		$20,839,486

Current liabilities:	$1,536,293	$		$1,536,293
Accounts payable	74,737			74,737
Accrued expenses	57,513			57,513
Due to related companies	108,912			108,912

Total Current Liabilities	1,777,455			1,777,455

Minority interest in consolidated subsidiaries	1,099,985		(h) 2,236,144	3,336,129

Commitments and contingencies (Note 12)

Stockholders’ Equity
Preferred stock ($0.001 Par Value: 50,000,000 shares authorized;
no shares issued and outstanding)
Common stock ($0.001 Par Value: 300,000,000 shares authorized;
97,088,000 shares issued and outstanding)	89,188			89,188
Additional paid in capital	13,683,489			13,683,489
Deferred stock-based compensation			(g) (4,137,892	(4,137,892)
Accumulated other comprehensive income	249		(h) 3,207	3,456
Retained earnings	6,087,661			6,087,661

Total Stockholders’ Equity	19,860,587			15,725,902

Total Liabilities and Stockholders’ Equity	$22,738,027	$		$20,839,486

(g)
Pursuant to the SEC comments received dated August 30, 2006 after the Company’s filing, Telecom incorrectly classified the deferred stock-based compensation-current portion of $3,272,059 under current assets and deferred stock-based compensation-non current portion of $865,833 under other assets. The Company will reclassify the entire amount of deferred stock-based compensation under stockholders’ equity. According to the Company, this had no material impact on our prior earnings reported.

(h)	Due to recalculation of share price described above, the Company has made the following adjustment entries:

Dr: Property, plant and equipment (from change of the price for preferred stock)	120,000
Dr: Property, plant and equipment (from change of the price for common stock)	1,030,196
Dr: Property, plant and equipment (from reversal of the entry of the negative goodwill)	720,436
Dr: Panyu Goodwill (from reversal of the entry of Panyu goodwill)	368,719
Cr: Minority interest in consolidated subsidiaries		2,236,144
Cr: Accumulated other comprehensive income		3,207

4. Restated Consolidated Balance Sheet as of September 30, 2006

	As Previously Reported September 30, 2006	Restatement Adjustment September 30, 2006		As Restated September 30, 2006
Current Assets:
Cash	$1,211,542	$		$1,211,542
Accounts receivable - related company	840,000			840,000
- others, less allowance for bad debts of $883,220	3,524,929			3,524,929
Due from related companies	247,833			247,833
Prepaid expenses	2,546,955			2,546,955
Other current assets	253,029			253,029

Total Current Assets	8,624,288			8,624,288

Property, plant and equipment, net	10,625,907		(d) $889,816	11,515,723
Intangible assets	2,824,051			2,824,051

Total Assets	$22,074,246	$		$22,964,062

Current liabilities:
Accounts payable	$4,120,721	$		$4,120,721
Accrued expenses	83,857			83,857
Due to related companies	57,854			57,854

Total Current Liabilities	4,262,432			4,262,432

Total Liabilities	4,262,432			4,262,432

Minority interest in consolidated subsidiaries	2,371,492		(d) $889,816	3,261,308

Commitments and contingencies (Note 12)

Stockholders’ Equity
Preferred stock ($0.001 Par Value: 50,000,000 shares authorized;	-			-
no shares issued and outstanding)
Common stock ($0.001 Par Value: 300,000,000 shares authorized;	97,088			97,088
97,088,000 shares issued and outstanding)
Additional paid in capital	15,893,589			15,893,589
Deferred stock-based compensation	(3,089,863)			(3,089,863)
Accumulated other comprehensive income	247			247
Retained earnings	2,539,261			2,539,261

Total Stockholders’ Equity	15,440,322			15,440,322

Total Liabilities and Stockholders’ Equity	$22,074,246	$		$22,964,062

5. Audit of Panyu M&M

The Company has indicated to us that it has determined that an audit of Panyu M&M is necessary and has begun the audit.
If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely,

By:	/s/ Robert Shin
Robert Shin